UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
 ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
 Metal Storm Limited
ABN
 99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary Shares 2. Unquoted Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued
  1.   1,874,433 Ordinary Shares issued on conversion of convertible notes

  2.   a)   20,549 Ordinary Shares issued on exercise of unquoted options.

        b)   26,632 Ordinary Shares issued on exercise of unquoted options.

        c)   156,500 Ordinary Shares issued on exercise of unquoted options.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Ordinary shares issued pursuant to conversion of convertible notes. 2. Ordinary shares issued pursuant to exercise of unquoted options 3. 62,500 Unquoted options expiring 30 September 2009

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration
  1.   $0.02, which is 90% of the VWAP of ordinary shares during the preceding 30 business days, rounded to the nearest cent (calculated in accordance with the terms of the Trust Deed).

  2.   a)   $0.001 pursuant to exercise of unquoted options

        b)   $0.001 pursuant to exercise of unquoted options

        c)   $0.001 pursuant to exercise of unquoted options

  3.   N/A

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Ordinary shares issued in accordance with the terms and conditions of the Convertible Notes. 2. Ordinary shares issued in accordance with the terms and conditions of the Unquoted Options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 1 October 2009 2. a) 30 September 2009 b) 2 October 2009 c) 5 October 2009

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	747,660,402 109,471,371 33,122,130	Ordinary Shares Secured Conv Notes Interest Bearing Conv Notes

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	91,610,886	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter Ronald Wetzig	Date:	7 October 2009

(~~Director~~ / Company Secretary)

Print name:	Peter Ronald Wetzig

== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 6 October 2009 is represented by:

	Exercise
Expiry Date	Price	Number of Option
14-Oct-09	$0.400	125,000
24-Nov-09	$0.400	6,250
4-Dec-09	$0.400	31,250
7-Dec-09	$0.400	12,500
31-Dec-09	$0.400	150,000
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	78,013,386
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		91,610,886

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
   Metal Storm Limited
ABN
  99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	494,679 Ordinary Shares issued on exercise of unquoted options.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares issued pursuant to exercise of unquoted options.

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•    the date from which they do
•    the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•    the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.001 pursuant to exercise of unquoted options

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares issued in accordance with the terms and conditions of the Unquoted Options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 October 2009

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	748,155,081 109,471,371 33,122,130	Ordinary Shares Secured Conv Notes Interest Bearing Conv Notes

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	91,116,207	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter Ronald Wetzig	Date:	8 October 2009

(~~Director~~ / Company Secretary)

Print name:	Peter Ronald Wetzig

== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 7 October 2009 is represented by:
Exercise

Expiry Date	Price	Number of Option
14-Oct-09	$0.400	125,000
24-Nov-09	$0.400	6,250
4-Dec-09	$0.400	31,250
7-Dec-09	$0.400	12,500
31-Dec-09	$0.400	150,000
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	77,518,707
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		91,116,207

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
  Metal Storm Limited
ABN
  99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 548,984 Ordinary Shares issued on conversion of convertible notes 2. 44,008 Ordinary Shares issued on exercise of unquoted options.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Ordinary shares issued pursuant to conversion of convertible notes. 2. Ordinary shares issued pursuant to exercise of unquoted options

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration
  1.   $0.02, which is 90% of the VWAP of ordinary shares during the preceding 30 business days, rounded to the nearest cent (calculated in accordance with the terms of the Trust Deed).

  2.   $0.001 pursuant to exercise of unquoted options

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Ordinary shares issued in accordance with the terms and conditions of the Convertible Notes. 2. Ordinary shares issued in accordance with the terms and conditions of the Unquoted Options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 12 October 2009 2. 12 October 2009

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	748,748,073 109,471,371 33,040,799	Ordinary Shares Secured Conv Notes Interest Bearing Conv Notes

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	91,072,199	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter Ronald Wetzig	Date:	13 October 2009

(~~Director~~ / Company Secretary)

Print name:	Peter Ronald Wetzig

== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 13 October 2009 is represented by:

	Exercise
Expiry Date	Price	Number of Option
14-Oct-09	$0.400	125,000
24-Nov-09	$0.400	6,250
4-Dec-09	$0.400	31,250
7-Dec-09	$0.400	12,500
31-Dec-09	$0.400	150,000
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	77,474,699
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		91,072,199

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To:	Company Name/ Scheme	Metal Storm Limited

ACN/ARSN		064 270 006
1.	Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	12/10/2009

The previous notice was given to the company on	06/08/2009

The previous notice was dated	06/08/2009
2.	Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	155,069,425	20.79%	147,301,644	19.68%
3.	Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Class and
	Person whose		Consideration	number of
Date of	relevant interest		given in relation	securities	Person’s votes
change	changed	Nature of change (6)	to change (7)	affected	affected
See Annexure ‘A’
4.	Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

		Person
Holder of		entitled to be
relevant	Registered holder of	registered as	Nature of relevant	Class and number of
interest	securities	holder (8)	interest (6)	securities	Person's votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	117,737,640 ordinary shares	117,737,640

O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	29,564,004 ordinary shares	29,564,004

5.	Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil
6.	Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane
O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here	/s/ James Michael O’Dwyer	date	14/10/09

DIRECTIONS
(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).
See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

Metal Storm Limited
ACN 064 270 006
Annexure ‘A’ to ASIC Form 604
This is the Annexure ‘A’ of 4 pages referred to in number 3 of the ASIC Form 604 signed and dated 5 August 2009.

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
07/31/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	1,800	36,000
08/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	48	960
08/05/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.60	350	7,000
08/12/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	600	12,000
08/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	270	5,400
08/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	1,366	27,320
08/13/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.58	500	10,000
09/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	5,000	100,000
09/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	5,000	100,000
09/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	5,000	100,000
09/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.49	530	10,600
09/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	10,000	200,000
09/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	5,000	100,000
09/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	5,000	100,000
09/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	10,000	200,000
09/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	5,000	100,000
09/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	5,000	100,000
09/04/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	5,000	100,000
09/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.47	5,000	100,000
09/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.47	5,000	100,000
09/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.47	7,500	150,000

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
09/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.47	5,000	100,000
09/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.47	5,000	100,000
09/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.47	5,000	100,000
09/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.47	10,000	200,000
09/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.47	5,000	100,000
09/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.47	6,506	130,120
09/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.47	8,494	169,880
09/08/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.49	400	8,000
09/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	15,000	300,000
09/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	5,000	100,000
09/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	5,000	100,000
09/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	5,000	100,000
09/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	150	3,000
09/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	60	1,200
09/10/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	3,000	60,000
09/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	800	16,000
09/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.45	15,000	300,000
09/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.45	5,000	100,000
09/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.45	10,000	200,000
09/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.45	15,000	300,000
09/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.45	5,000	100,000
09/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.45	5,000	100,000
09/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.45	15,000	300,000
09/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.45	5,000	100,000
09/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.45	25,000	500,000
09/11/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.45	5,000	100,000
09/17/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	4,200	84,000
09/18/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	1,234	24,680

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	ADR’s	Common Stock
09/18/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	2,988	59,760
09/18/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.46	522	10,440
10/07/2009	O’Dwyer Investments Pty Ltd	Market Disposition	$0.47	1,000	20,000

Total				277,318	5,546,360

			Consideration	Class and
	Person whose		given in	number of
Date of	relevant interest	Nature of Change	relation to	securities	Person’s votes
Change	Changed	(6)	change (7)	affected	affected
			AUD$	Common Stock	Common Stock
03/08/2009	James Michael O’Dwyer	Market Disposition	$0.030	250,000	250,000
27/08/2009	James Michael O’Dwyer	Market Disposition	$0.028	24,997	24,997
28/08/2009	James Michael O’Dwyer	Market Disposition	$0.028	2,688	2,688
28/08/2009	James Michael O’Dwyer	Market Disposition	$0.027	500,000	500,000
31/08/2009	James Michael O’Dwyer	Market Disposition	$0.028	72,000	72,000
31/08/2009	James Michael O’Dwyer	Market Disposition	$0.027	500,000	500,000
11/09/2009	James Michael O’Dwyer	Market Disposition	$0.025	150,000	150,000
18/09/2009	James Michael O’Dwyer	Market Disposition	$0.025	171,736	171,736
07/10/2009	James Michael O’Dwyer	Market Disposition	$0.028	50,000	50,000
07/10/2009	James Michael O’Dwyer	Market Disposition	$0.029	300,000	300,000
07/10/2009	James Michael O’Dwyer	Market Disposition	$0.028	200,000	200,000

Total				2,221,421	2,221,421

/s/ James Michael O’Dwyer
James Michael O’Dwyer

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
 Metal Storm Limited
ABN
 99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary Shares 2. Unquoted Options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 159,102 Ordinary Shares issued on exercise of unquoted options. 2. 125,000 Unquoted Options Expiring

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Ordinary shares issued pursuant to exercise of unquoted options 2. 125,000 Unquoted Options Expiring

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	1. $0.001 pursuant to exercise of unquoted options.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Ordinary shares issued in accordance with the terms and conditions of the Unquoted Options. 2. 125,000 Unquoted Options Expiring

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 14 October 2009 2. 14 October 2009

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	748,907,175 109,471,371 33,040,799	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	90,778,097	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter Ronald Wetzig	Date:	15 October 2009

(~~Director~~ / Company Secretary)

Print name:	Peter Ronald Wetzig

== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 15 October 2009 is represented by:

	Exercise
Expiry Date	Price	Number of Option
24-Nov-09	$0.400	6,250
4-Dec-09	$0.400	31,250
7-Dec-09	$0.400	12,500
31-Dec-09	$0.400	150,000
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	77,315,597
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		90,778,097

MARKET RELEASE
20 October 2009
Metal Storm Limited
TRADING HALT
The securities of Metal Storm Limited (the “Company”) will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Thursday, 22 October 2009 or when the announcement is released to the market.

Security Code:	MST MSTG MSTGA

/s/ Patrick O’Connor
Patrick O’Connor
Senior Issuers Advisor

MST2009.10.20TH — poc	Page 1 of 1

Metal Storm Limited ABN 99 064 270 006

PO Box 128 Richlands Qld 4077 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
20 October 2009
By email: rohan.abeyewardene@asx.com.au
Mr Rohan Abeyewardene
Adviser, Issuers (Brisbane)
ASX Limited
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
Dear Rohan
Metal Storm Limited — request for trading halt under Listing Rule 17.1
Metal Storm Limited (Metal Storm or Company) requests a trading halt in its ordinary shares, secured convertible notes and interest bearing convertible notes from the commencement of trading today, Tuesday 20 October 2009 until the commencement of trading on Thursday 22 October 2009 or earlier announcement by the Company.
In accordance with Listing Rule 17.1, I advise that:
(a)	Metal Storm has reached agreement with an overseas investor regarding the terms of an equity investment in the Company. Metal Storm is awaiting receipt of the first payment under the agreement, which is due to be received by tomorrow, Wednesday 21 October, 2009. Metal Storm seeks the trading halt to allow time for the payment to be received by the Company given the differing time zones between the countries;
(b)	Metal Storm is seeking the trading halt to maintain an orderly market in the trading of the Company’s securities;
(c)	Metal Storm requests that the trading halt last until the earlier of when it makes an announcement to the market concerning the agreement or the commencement of trading on Thursday 22 October 2009; and
(d)	Metal Storm is not aware of any reason why the trading halt should not be granted.
If you have any further questions, please do not hesitate to contact me.

Yours sincerely, METAL STORM LIMITED
/s/ PETER R WETZIG
PETER R WETZIG
Company Secretary

METAL STORM LIMITED ACN 064 270 006
Metal Storm secures $US35M equity and debt placement
Brisbane, AUSTRALIA — 22 October 2009: Metal Storm Limited (ASX trading code: MST, OTC trading code MTSXY).
Australian weapons developer Metal Storm Limited is pleased to announce that it has secured an equity and debt placement of up to $US35 million from international investment company Assure Fast Holdings Limited BVI (AFHL). The negotiations were completed in Hong Kong with AFHL and its bank, the Royal Bank of Scotland.
Metal Storm CEO, Dr Lee Finniear, said the Company signed a subscription agreement for the issue of a total of 1,000,000,000 fully paid ordinary shares and 100,000,000 Options for $US17.5 million with AFHL on 19 October 2009.
“The equity issue will be in two tranches. The first tranche of 110,000,000 shares for $US1.925 million will be subscribed on 3 November 2009 upon receipt of those funds,” he said.
“The second tranche of 890,000,000 shares and 100,000,000 Options for $US15.575 million is subject to shareholder approval.”
Subject to certain adjustments in certain circumstances, each Option entitles AFHL to subscribe for one share at an exercise price of A$0.06 per Option at any time within three years after its issue. They are transferable, but will not be quoted on ASX.
Dr Finniear said that, in addition and subject to agreement of final terms, AFHL intends to lend a further $US17.5 million to the Company. The terms of this loan are yet to be finalised, and a further announcement in relation to it will be made in due course.
The loan will be subject to the issue of both tranches of equity, and will also require noteholder approval.
AFHL has advised the balance of the equity subscription moneys and the loan moneys (totalling $US33.075 million) will be deposited into a joint bank account and will not be released to Metal Storm until the necessary shareholder and noteholder approvals are obtained. The Company will convene these meetings as soon as practicable.
Metal Storm Chairman Terry O’Dwyer welcomed AFHL as a major shareholder and said that he was delighted that the Chairman of AFHL, Mr. Robert Rivero, was enthusiastic about the technology and committed to the production and successful sale of Metal Storm’s weapon systems.
“Mr Rivero has offered great support to the Company in the capital injection and further intends to assist the Company to market into the Asia Pacific region where AFHL knows the market well,” he said.

Mr O’Dwyer thanked Metal Storm shareholders for their support of a Share Purchase Plan (SPP) earlier this year, which raised more than A$2.6 million for the Company.
“Without the SPP the Company could not have finalized negotiations for the capital injection,” he said.
“The Company operating cash burn is expected to remain within the current expenditure levels, plus fund essential qualification and business development requirements.”
Mr Rivero said AFHL’s investment in Metal Storm would be very positive for both companies.
“As a principal investor, fund manager and capital market participant, AFHL is satisfied with the progress and direction of Metal Storm, and it intends to be a long-term passive investor,” he said.
“A patient capital approach has been a good strategy for my companies, and we intend to apply that to Metal Storm.”
Mr Rivero said he looked forward to assisting the development of marketing and sales, particularly in those markets where he had strong contacts and relationships including Europe, Vietnam, the Philippines and Hong Kong.
“This will be a positive extension of the relationships that Metal Storm already has in the USA, which we see as being even more important and achievable.,” he said.
ENDS
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC market symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
Peter Faulkner — General Manager, Metal Storm Inc —Ph: +1 703 248 8218
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3B
New issue announcement

Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
 Metal Storm Limited
ABN
 99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 44,699 Ordinary Shares issued on exercise of unquoted options.

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. Ordinary shares issued pursuant to exercise of unquoted options

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
 New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	1. $0.001 pursuant to exercise of unquoted options.

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Ordinary shares issued in accordance with the terms and conditions of the Unquoted Options.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 21 October 2009

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	749,020,733 109,471,371 33,040,799	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	90,674,539	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A
Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement

Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?
If the additional securities do not rank equally, please state:
•     the date from which they do
•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement

Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•
Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•
If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4
We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter Ronald Wetzig	Date:	22 October 2009

(~~Director~~ / Company Secretary)

Print name:	Peter Ronald Wetzig

== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 22 October 2009 is represented by:

	Exercise
Expiry Date	Price	Number of Option
24-Nov-09	$0.400	6,250
4-Dec-09	$0.400	31,250
7-Dec-09	$0.400	12,500
31-Dec-09	$0.400	150,000
18-Mar-10	$0.400	20,000
31-Mar-10	$0.400	200,000
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	77,202,039
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		90,674,539

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: October 22, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary